Exhibit 3

Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 1:   Broker-Dealer Operator Trading Activities on the ATS

a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (*e.g.,* quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

⊠ Yes ☐ No

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (*e.g.,* principal, agency, riskless principal).

The ATS is operated by Intelligent Cross, LLC ("IntelligentCross"). IntelligentCross is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). IntelligentCross offers a Smart Order Router ("SOR") that allows clients to send orders FIX-tagged with instructions to access the SOR in routing orders to external trading centers, such as ATSs (including the IntelligentCross ATS), single dealer platforms, exchanges, and other brokers. The SOR will access the ATS through direct market access providers that are also Subscribers to the ATS, or through the IntelligentCross broker-dealer.

The SOR will have an MPID of INSR. Orders sent to access the ATS through the DMA provider will be agency orders and will have the MPID of the DMA provider, and orders sent to access the ATS through the IntelligentCross broker-dealer will be agency orders and will have the MPID of INSR.

b. If yes to Item 1(a), are the services that the NMS Stock ATS offers and provides to the business units required to be identified in Item 1(a) the same for all Subscribers?

⊠ Yes ☐ No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences here.

c. Are there any formal or informal arrangements with any of the business units required to be identified in Item 1(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

☐ Yes ⊠ No

If yes, identify the business unit and respond to the request in Part III, Item 12 of this form.

d. Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by the Broker-Dealer Operator?

☐ Yes ☒ No

If yes, respond to request in Part III, Item 16 of this form.

Item 5: Other Products and Services

a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

☒ Yes ☐ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

The ATS offers a market data feed (the "IQX Data Feed") that disseminates all eligible orders that Subscribers submit to ASPEN (as discussed in Part III, Item 7). The IQX Data Feed only displays orders that Subscribers choose to display.

Orders eligible to be displayed are: (1) Limit Orders and (2) Primary Peg Orders. Limit Orders and Primary Peg Orders also may be designated as add liquidity only orders ("ALO Orders"). For more information on the ATS' order types and order type modifiers, please see Part III, Item 7. The ATS will display Limit Orders and Primary Peg Orders at one price variation less aggressive than the price of contra-side interest displayed inside of the ATS or as part of the National Best Bid or Offer ("NBBO") (whichever is lower) where such orders would otherwise lock or cross displayed contra-side interest inside the ATS or as part of the NBBO as determined by the SIP and/or SRO proprietary data feeds.

The ATS may setup a Hosted Pool, at the request of a Subscriber and subject to the approval of the ATS, where such Subscriber will designate that an order interact with other orders entered by that same Subscriber, or other Subscribers participating in the same Hosted Pool. Orders designated by a Subscriber to interact with other orders in a Hosted Pool, including orders designated to interact first with other orders in a Hosted Pool and then with orders outside the Hosted Pool, are not eligible to be displayed orders.

The ATS' Hosted Pools provides certain services relating to indications of interest ("IOIs"). A complete discussion of such services can be found in Part II, Item 9 and is described generally below.

First, the ATS' Hosted Pools permit the publication of IOIs which allow participants of a Hosted Pool to send IOIs to any other participant of that Hosted Pool. IOIs contain symbol, side and size only.

Second, the ATS provides a separate service, a "Block IOI" service, only in the Hosted Pools to (1) have the ATS inform non-Subscriber clients ("Sponsored Firms") of contra liquidity in a designated Hosted Pool by responding to IOIs sent by the Sponsored Firm to the ATS and (2) to allow such Sponsored Firms to send firm orders directly to the designated Hosted Pool via a sponsored access FIX session of a Subscriber sponsoring the Sponsored Firm ("Sponsor"). Similar to other IOIs in the ATS, Block IOIs contain symbol, side and size only. The ATS provides Sponsors with tools and functionality that they may use to assist them in complying with their obligations under the SEC's Market Access Rule (Rule 15c3-5 under the Securities Exchange Act of 1934). This includes Sponsors setting and managing risk limits for their Sponsored Firms, as well as the ability to suspend sponsorship for specific or all clients or restrict certain types of trades. The ATS will not allow a trade by a Sponsored Firm if it would breach the limit imposed by the Sponsor.

Subscribers and non-Subscribers can receive the IQX Data Feed ("IQX Data Feed Recipients"). Non-Subscribers that receive the IQX Data Feed include buy-side firms, banks, and National Securities Exchanges. The IQX Data Feed is provided to IQX Data Feed Recipients through Pico. The ATS does not charge IQX Data Feed Recipients for the receipt of the IQX Data Feed. Pico, however, may charge a telecommunications/communications fee to receive the IQX Data Feed that IQX Data Feed Recipients are responsible for paying. Additional information regarding the IQX Data Feed can be found in response to Part III, Item 15.

IntelligentCross offers a SOR that allows clients to send orders FIX-tagged with instructions to access the SOR in routing orders to external trading centers, such as ATSs (including the IntelligentCross ATS), single dealer platforms, exchanges, and other brokers. The SOR will access the ATS through direct market access providers that are also Subscribers to the ATS~~.~~, or through the IntelligentCross broker-dealer.

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?

☐ Yes ☒ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☐ Yes ☐ No

If no, identify and explain any differences.

Item 6:   Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

☒ Yes ☐ No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

Answer: The parent of IntelligentCross, Imperative Execution Inc. ("Imperative Execution"), is in the business of developing and licensing the technology that underlies the ATS platform operated by IntelligentCross. Imperative Execution licenses the technology underlying the ATS platform to IntelligentCross pursuant to an expense sharing agreement between IntelligentCross and Imperative Execution. Imperative Execution also develops smart order routing and other technology that it licenses to broker-dealers; IntelligentCross does not license such technology.

There are certain employees of Imperative Execution ("Shared Employees") that are IntelligentCross registered persons with FINRA ("Registered Persons"). Such Shared Employees have access to Subscriber Confidential Trading Information (as defined in Part II, Item 7.a), as the only business line of IntelligentCross is that of operating the ATS. Certain Shared Employees of Imperative Execution who are not Registered Persons have access to Confidential Trading Information of the ATS under the supervision of an IntelligentCross Registered Person.

Listed below are the categories of Shared Employees that have access to Subscriber Confidential Trading Information along with their role at Imperative Execution:

(1) Senior Management/Supervisors – Shared Employees acting in a supervisory or oversight capacity have access to Subscriber Confidential Trading Information relating to the ATS. Certain of these Shared Employees, among other responsibilities, have supervisory responsibilities reasonably designed to ensure that the ATS operates as intended. Certain of these Shared Employees also act in management roles with respect to Imperative Execution and provide strategic oversight of the development and licensing of the routing and other technology that it licenses to broker-dealers.

(2) Legal/Regulatory/Compliance – Shared Employees in the Legal, Regulatory and Compliance Departments are involved in providing support with respect to regulatory requirements of the businesses of Imperative Execution and IntelligentCross, including the operation of the ATS. These Shared Employees

provide such support by, among other functions, responding to regulatory inquiries. In the course of performing such functions and generally providing support to the ATS, these Shared Employees may have access, on an as-needed basis, to Subscriber Confidential Trading Information.

(3) Production Support/Market Operations – Shared Employees within these groups include developers, systems engineers, and network engineers for Imperative Execution (with respect to the development of routing and other technology) and for IntelligentCross (with respect to support of the ATS). They are responsible for developing, operating, and supporting the coding, systems infrastructure, and network infrastructure that supports the ATS to ensure stability and continued functionality and are also responsible for developing, testing, and implementing additional functionalities for the ATS as needed. Certain of these Shared Employees have access to the real-time production environment for the ATS. As a result and in order to support the operation and infrastructure of ATS, these Shared Employees are able to access Subscriber Confidential Trading Information.

(4) Quantitative Research – Shared Employees within this group include personnel who provide research and analyze data relating to, and impacting the operation of, the ATS. Certain of these Shared Employees also support Imperative Execution by developing and supporting the products offered by Imperative Execution. In the course of their duties, these Shared Employees may have access to Subscriber Confidential Trading Information.

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

☒ Yes ☐ No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

<u>Answer:</u>

The parent and sole member of IntelligentCross, Imperative Execution, is in the business of developing and licensing the technology that underlies the ATS platform operated by IntelligentCross. Imperative Execution licenses such technology to IntelligentCross pursuant to an expense sharing agreement between IntelligentCross and Imperative Execution.

Pico Quantitative Trading ("Pico") is the ATS's managed co-location and network provider. Pico provides networking services and on-site assistance in the data center where the ATS's equipment is hosted. Subscribers may connect to Pico in order to establish connectivity with IntelligentCross (or may connect through other network service providers that have a presence in NY4). Further information on Pico is contained in Part III, Item 6.

Additionally, as referenced in Part III, Item 22, IntelligentCross has entered into clearing agreements with Instinet, LLC ("Clearing Firm"), which is a FINRA and NYSE member firm and a member of the National Securities Clearing Corporation, to provide for clearance and settlement of transactions executed on the ATS.

The ATS has contracted with several consultants ("Consultants"), including IntelligentCross' ~~Chief Compliance Officer and~~ Financial and Operations Principal ("FINOP")__.__ who are Registered Persons with the Broker-Dealer Operator and not employees of Imperative Execution or IntelligentCross.

Additionally, as referenced in Part III, Item 5, IntelligentCross offers a SOR that allows clients to send orders FIX-tagged with instructions to access the SOR in routing orders to external trading centers, such as ATSs (including the IntelligentCross ATS), single dealer platforms, exchanges, and other brokers. The SOR will access the ATS through direct market access providers that are also Subscribers to the ATS~~.~~__, or through the IntelligentCross broker-dealer.__ The direct market access providers are Instinet, LLC ("Instinet") and Goldman Sachs & Co. LLC ("Goldman Sachs").

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

☒ Yes ☐ No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

Instinet, LLC, is a Subscriber to the ATS and provides clearance and settlement of transactions executed on the ATS.

Instinet and Goldman Sachs are a Subscribers to the ATS and provide the SOR with market access to the ATS.

d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 7:   Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including:

    i.   written standards controlling employees of the ATS that trade for employees' accounts; and

    ii.   written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.

Answer: IntelligentCross has implemented written safeguards and procedures designed to protect the Confidential Trading Information of its Subscribers.

Access to Confidential Trading Information

All Shared Employees and certain Imperative Execution employees are responsible for the operation of the ATS or for the ATS's compliance with Regulation ATS or other applicable rules. In accordance with the provisions of Rule 301(b)(10), a Series 24 registered supervisor of IntelligentCross ensures that the ATS restricts access to Subscriber Confidential Trading Information, which includes Subscribers' and Sponsored Firm's real time and historical orders, conditional orders, indications of interest ("IOIs") and Block IOIs (together "trading interest") and executions related to the ATS ("Subscriber Confidential Trading Information"), to Shared Employees and certain Imperative Execution employees who are operating the ATS or responsible for its compliance with Regulation ATS or any other applicable rules. Subscriber Confidential Trading Information shall not include information displayed through the IQX Data Feed. Determinations regarding granting access to Subscriber Confidential Trading Information are made on a case-by-case basis. In making such determinations, the ATS considers the function of the Shared Employees, Imperative Execution employees and the Consultants and the type of Subscriber Confidential Trading Information being accessed. Individuals with access to Subscriber Confidential Trading Information are only authorized to use such information for its intended purpose and cannot disseminate or give such information to anyone not authorized to receive that information.

Those individuals responsible for the operation of the ATS have controlled access via unique login credentials to view a Subscriber's trading interest and executions in the ATS' systems. If trading interest, as applicable, has been made available to IntelligentCross, it resides on the IntelligentCross server, but such data is only accessible by IntelligentCross operations personnel or Imperative Execution personnel as supervised by IntelligentCross Registered Persons. IntelligentCross requires such personnel to understand the authorized uses of such information and requires such personnel to acknowledge, in the form of an attestation, this understanding. Personnel undergo annual compliance training that includes materials related to protecting Confidential Trading Information.

Requests for access to real-time Subscriber Confidential Trading Information must be approved by the CEO/COO or CCO of the ATS or their designee. The requests must be for individuals involved in the operation or compliance functions of the ATS. IntelligentCross conducts as needed reviews of the individuals that have access to Subscriber Confidential Trading Information to ensure its continued compliance with Rule 301(b)(10). As part of the review, IntelligentCross confirms that individuals with access to Subscriber Confidential Trading Information continue to have a valid need to access such information.

IntelligentCross and Imperative Execution maintain information barriers to separate employees, consultants, and systems with access to Subscriber Confidential Trading Information of the ATS from those not permitted to access such information. These information barriers serve as controls to protect Subscriber Confidential Trading Information. Shared Employees and consultants receive periodic training and periodic guidance regarding the proper use of Subscriber Confidential Trading Information and that Subscriber Confidential Trading Information may only be used with respect to the support and operation of the ATS.

IntelligentCross protects against unauthorized access to or use of Subscriber Confidential Trading Information by use of a password system. Login credentials and passwords are required to gain access to systems containing Subscriber Confidential Trading Information. Passwords are required to be changed periodically and are disabled for terminated individuals or those no longer requiring access. The ATS does not maintain physical separation barriers.

With respect to the ATS's service provider Pico, Pico employs a dedicated, segregated management environment to provide secure access for management of customer and customer facing systems. The environment is protected via a defense in-depth strategy, utilizing a combination of firewalls, network access controls, intrusion detection systems and 2-factor authentication. Customer systems and networks utilize access control lists enforcing the appropriate segmentation and prevention of unauthorized access or data exfiltration. Controls and their effectiveness are actively monitored by a dedicated information security group utilizing a Security Information Event Management system (SIEM), ensuring deviations or anomalies are detected, alerted and reported in a timely manner.

With respect to Instinet, the ATS's clearing provider, it is a broker dealer that is subject to the various rules and requirements that broker-dealers adhere to as part of their day-to-day operations. IntelligentCross has an agreement with Instinet that contains standard confidentiality provisions that further protect Subscriber Confidential Trading Information from potential misuse.

IntelligentCross is required to report transactions executed in the IntelligentCross ATS to the consolidated tape via a FINRA Trade Reporting Facility (TRF).

IntelligentCross offers a SOR that allows clients to send orders FIX-tagged with instructions to access the SOR in routing orders to external trading centers, such as ATSs (including the IntelligentCross ATS), single dealer platforms, exchanges, and other brokers. The SOR will access the ATS through direct market access providers that are also Subscribers to the ATS~~.~~, or through the IntelligentCross broker-dealer.

Three types of order and trading information are used in connection with the SOR:

1) In order to route orders, the SOR has access to and uses the order detail found in the FIX message sent to IntelligentCross. For example, the SOR uses the price or effective price on an order to determine the order's marketability. The SOR can then use the order's marketability to determine the routing logic for that order. The SOR does not utilize ~~conditional orders,~~ IOIs or Block IOIs.

2) Execution data specific to the order being executed can be used by the SOR when an order remains live and partially executed. For example, the SOR can reroute unexecuted shares resting at one venue to another venue based on partial execution data specific to that order. This includes execution data from both IntelligentCross ATS and external trading centers.

3) As part of its smart order routing functionality, the SOR is equipped with a machine learning-based process to optimize order routing decisions based on aggregated information about historical routing and execution results involving orders with similar characteristics that have been previously routed. The SOR has the same access to information regarding live orders on the IntelligentCross ATS as is available to all Subscribers, such as that via the IQX market data feed.

Employees are not authorized to use Confidential Trading Information for purposes of operating the SOR.

Before utilizing a DMA provider and on an annual basis thereafter, IntelligentCross requests and reviews the policies and procedures that the DMA provider has in place to ensure the protection of Confidential Trading Information. The DMA providers have written policies and procedures reasonably designed to safeguard Confidential Trading Information. The DMA providers' employees' access to Confidential Trading Information is dependent upon the level of information that is needed to perform their duties and responsibilities related to providing direct market access ("need to know standard"). The DMA providers' employees are strictly prohibited from using such information in an unauthorized manner and from discussing the details of any Confidential Trading Information with persons who do not need such information to carry out their designated duties and responsibilities. Access to such information is granted as needed to perform these duties and responsibilities. Access to Confidential Trading Information is controlled through permission configurations that provide application access only to entitled users (i.e., users who require access to information to carry out designated duties and responsibilities). Access entitlements are approved by designated supervisors and documented, tracked and monitored. Such procedures include reviews of organizational structure including any new or transferred employees as well as reviews of any personal account trades and any related firm/divisional policy violations. On an annual basis, the DMA Providers' employees (including those with duties and responsibilities related to providing DMA access) participate in compliance training that addresses information protection and client confidentiality. Additionally, the DMA Providers monitor electronic communications to identify potential policy violations.

The ATS' written safeguards and procedures discussed above relating to access to confidential trading information also applies to information relating to conditional orders, IOIs, and the ATS' Block IOI service.

The Block IOI service, described in Part III, Item 9, is available in the ATS' Hosted Pools. Given the sponsored access model made available by the ATS in the Block IOI service, the ATS provides each Sponsor with information related to any firm order, conditional, or trade on which that Sponsor has been designated by a Sponsored Firm.

Personal Securities Transactions

IntelligentCross policies and procedures require pre-approval of personal securities transactions by Registered Persons of the ATS and require a 30-day holding period.

The policies and procedures cover all securities transactions in outside brokerage accounts directed by employees, including but not limited to transactions in securities issued by a company (e.g. stocks, bonds), transactions in any reference securities (e.g. options, preferred stock, futures), and transactions in any packaged products including but not limited to mutual funds and exchange traded funds.

Registered Persons are not permitted to day trade in any securities. They must submit a request in writing or via email to the CCO and CEO prior to each personal securities transaction and must obtain approval from either the CCO or CEO prior to effecting a personal securities transaction. Associated Persons must submit a form or standard email request to the CCO and CEO that identifies:

> Security Name & Symbol
> Purchase or Sale
> Quantity
> For Sales: Compliance with 30 Day Holding Period

Compliance personnel conduct periodic reviews of individuals brokerage accounts to ensure compliance with IntelligentCross policies and procedures regarding personal securities transactions.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

☐ Yes ☒ No

If yes, explain how and under what
conditions.

c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?

☐ Yes ☐ No

If yes, explain how and under what
conditions.

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

The Shared Employees, certain Imperative Execution employees, ~~the CCO, and~~ the FINOP, and employees at Pico and Instinet have access to Subscriber Confidential Trading Information. Generally, Shared Employees and Imperative Execution employees have access to both real-time and historical trading interest and trade information; however, certain individuals may be provided access to only historical trading interest and trade information given their job function. Shared Employees and Imperative Execution employees have access to Subscriber Confidential Trading Information to ensure proper operations and maintenance of the ATS. As a network provider, Pico will have access to Confidential Trading Information because they monitor IntelligentCross' network and host IntelligentCross' equipment. As IntelligentCross' clearing service provider, Instinet will have access to Subscriber execution information but not trading interest information. Instinet and Goldman Sachs will have access to Confidential Trading Information because they act as DMA providers for the SOR, as described in Item 7(a).

Part III: Manner of Operations

Item 2:   Eligibility for ATS Services

a. Does the NMS Stock ATS require Subscribers to be registered broker-dealers?

☒ Yes ☐ No

b. Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

☒ Yes ☐ No

If yes, list and provide a summary of the conditions.

Answer: The ATS allows as Subscribers those applicants who satisfy certain eligibility requirements. Specifically, Subscribers must meet the following requirements, as applicable:

1. A broker-dealer registered with the SEC and a member of at least one SRO, or registered with a non-US regulatory authority.

2. Pass Office of Foreign Asset Control ("OFAC") checks and pass disciplinary/regulatory reviews. The disciplinary/regulatory review will include reviewing public information to determine if the potential Subscriber has a disciplinary history that would preclude trading on the ATS.
3. Satisfy such technical or systems requirements as may be prescribed by IntelligentCross, including but not limited to: connectivity certification, the ability to send orders and cancellations, and to receive trades, cancellations, rejects and trade breaks from the ATS.
4. Have clearing and settlement systems and/or arrangements in place to support participation on the ATS, as described further in Part III, Item 22.
5. Attest to having in place arrangements to ensure all staff and systems involved in the conduct of business with IntelligentCross are suitable, adequately registered, as applicable, properly trained and supervised.
6. Execute the Subscriber Agreement or other contractual agreement.
7. Execute all other applicable agreements required to facilitate clearance, settlement, trade reporting, error correction and cancellation of trades effected on or through the ATS.

IntelligentCross shall, after receiving a completed Subscriber application and any additional documentation requested, in its discretion, approve or reject such application, or approve such application subject to such conditions and/or restrictions as it considers appropriate (e.g., potentially limiting the number of orders a Subscriber may send). It processes all applications and completes its review and approval/denial process within thirty calendar days of reception of each completed Subscriber application. Each approval or denial must be authorized by the Chief Compliance Officer and communicated to the Head of Trading Operations. Trading Operations shall then promptly notify the applicant of the decision.

IntelligentCross creates and maintains records of all such decisions granting access, denying access, and granting limited or restricted access, for each applicant, and the reasons for so doing.

In addition, in connection only with the ATS' Block IOI service in Hosted Pools (as discussed in Part II, Items 9 and 14), through "sponsored access arrangements," Subscribers may authorize their clients ("Sponsored Firms") to submit firm orders directly to the Hosted Pools through a FIX connection. For eligibility purposes, a Sponsored Firm must be approved by at least one Sponsor before it is permitted to submit firm orders directly into the ATS. Sponsored Firms may be authorized by multiple Sponsors and, as a result, Sponsored Firms are required to designate a Sponsor for each firm order submitted. Sponsored Firms are clients of the Sponsor and not the ATS, and Sponsored Firms are not Subscribers of the ATS. The Sponsor is responsible for all firm orders on which it is designated as Sponsor entered into the ATS by its Sponsored Firms (e.g., risk checks, clearance and settlement). The ATS does not approve, restrict or categorize the type of entity that a Sponsor may authorize as a Sponsored Firm.

c. If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?

☒ Yes ☐ No

If no, identify and describe any differences.

d. Does the NMS Stock ATS require Subscribers to enter a written agreement to use the ATS services?

☒ Yes ☐ No

Item 5:   Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information exchange ("FIX") protocol, Binary)?

☒ Yes ☐ No

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Answer:

General Operation of the ATS

Subscribers access the ATS via a Financial Information Exchange ("FIX") connection. Such access is available to Subscribers through an internet protocol address via communications that are compliant with the FIX API provided by the ATS. The ATS currently supports FIX 4.2.

The ATS does not accept orders via any other forms of communication (e.g., telephone, email, instant message).

Required Fields

Subscribers must communicate the following information to the ATS upon order entry through FIX:

Message Type
Client Order ID (unique identifier for order per session)

Execution Instructions
Subscriber Order Capacity (Agent, Principal, Riskless)
Symbol
Side (Buy, Sell, Sell Short, Sell Short Exempt)
Display

Price Instructions

Time in Force

Time of Order Creation (expressed in UTC)

Order Type

Order Quantity

ClientID (used for identifying the client (MPID))

Handling Instruction (ATS supports automated execution and does not provide broker intervention)

Hosted Pool Tag (if applicable)

Order Parameters

Minimum Quantity - Subscribers may submit orders with a MinQty for execution. Subscribers may set MinQty to permit the aggregation of contra-side interest to meet the minimum quantity requirements.

Maximum Quantity – Subscribers may submit orders with a MaxQty for execution. MaxQty is for Midpoint Peg Orders only.

The ATS's FIX Specification is available to Subscribers upon request.

b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

☒ Yes ☐ No

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

IntelligentCross offers a SOR only to ~~only~~ persons that are Subscribers ~~subscribe~~ to the ATS that allows such Subscribers ~~clients of IntelligentCross~~ to send orders FIX-tagged with instructions to access the SOR in routing orders to external trading centers, such as ATSs (including the IntelligentCross ATS), single dealer platforms, exchanges, and other brokers. Access to the SOR is via a FIX connection separate from the FIX connection to the ATS. The SOR will access the ATS through direct market access providers that are also Subscribers to the ATS,~~.~~ or through the IntelligentCross broker-dealer.

~~-~~The direct market access providers enter orders pursuant to Part III, Item 5.a. Orders that the SOR sends to the ATS via the direct market access provider to be routed to the ATS are directed orders and cannot <u>be</u> routed to any other venue.

The ATS also offers a Block IOI service to Sponsored Firms in Hosted Pools, which is described more fully in Part III, Item 9. Under the Block IOI service, Sponsored Firms send firm orders directly to a designated Hosted Pool via a sponsored access FIX session of a Sponsor. The FIX session is unique to the Sponsored Firm. The Block IOI service will connect and integrate with a Sponsored Firm's OMS/EMS. The ATS does not restrict the use of the Block IOI service other than requiring that a Sponsored Firm using the service must have been approved by a Sponsor, and the Sponsor must set risk limits for the Sponsored Firm.

d. If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.

Item 19: <u>Fees</u>

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (<u>e.g.,</u> subscription, connectivity), the structure of the fees (<u>e.g.,</u> fixed, volume-based, transaction-based), variables that impact the fees (<u>e.g.,</u> types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (<u>e.g.,</u> broker-dealers, institutional investors, retail) and range of fees (<u>e.g.,</u> high and low).

<u>Answer</u>: For the Midpoint book and the ASPEN Fee/Fee book, the Base Rate charged by IntelligentCross is .0008 per share for each side of a transaction.

The Base Rate for ASPEN Maker/Taker is (.0028) rebate per share for Subscribers that provide liquidity and .0030 per share fee for Subscribers that remove liquidity.

The Base Rate for ASPEN Taker/Maker is (.0016) rebate per share for Subscribers that remove liquidity and .0020 per share fee for Subscribers that provide liquidity.

The ATS does not have a standard fee schedule associated with the Hosted Pool. Orders executed in a Hosted Pool are charged fees in a range from (.~~0015~~<u>0030</u>) rebate per share to .00<u>3</u>~~2~~0 fee per share. The fees associated with the Hosted Pool are negotiated fees, and may be re-evaluated from time to time. Factors considered when negotiating fees may include but are not limited to historical trading volume and patterns, anticipated trading volume and patterns, and the characteristics of the orders (for example, whether the orders are retail or institutional in nature, or whether the Hosted Pool participants are liquidity takers or liquidity providers).

The fees for the Block IOI service will be the same as the Hosted Pool fees. Fees are charged to Subscribers only and fees are not directly billed to Sponsored Firms.

The other fees incurred by Subscribers of the ATS are SRO fees and fees charged by our clearing provider, Instinet.

The ATS passes through certain regulatory fees (including FINRA's Section 3 fee and Trading Activity Fee ("TAF") for Subscribers who are not FINRA members), and fees billed to the ATS for Subscribers through third-party providers for accessing market data.

b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

Answer: N/A

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

Answer: With respect to trading in the Midpoint book and the ASPEN Fee/Fee book, there are two ways existing ATS Subscribers can pay lower fees, ("Subscriber Fee Discount"), as described below:

1. Total Composite Volume (TCV) Incentive*--if average daily participation of TCV is:

TCV %	Commission rate per share traded
=> 12 bps of TCV	2 mils per share
=> 10 bps of TCV	3 mils per share
=> 8 bps of TCV	4 mils per share
=> 4 bps of TCV	6 mils per share
=> Base Rate	8 mils per share

*Criteria

- The Base Rate is the same for all Subscribers.

- Any Subscriber Fee Discount Rate will be calculated retroactively on all shares traded for that calendar month.
- TCV is the total market volume in all NMS Stocks reported to the Consolidated Tape.

2. Active Order Incentive**

Live in 200 to 500 unique symbols at a time (on average) 6 mils per share

Live in 501 to 1000 unique symbols at a time (on average) 4 mils per share

Live in 1001 to 2000 unique symbols at a time (on average) 3 mils per share

Live in over 2001 unique symbols at a time (on average) 2 mils per share

**Criteria

- Orders must be marketable: (1) priced at or more aggressive than the NBBO midpoint for the Midpoint book and (2) priced at or more aggressive than the NBBO for the ASPEN Fee/Fee book.

- IntelligentCross will monitor open orders every few minutes to calculate the average unique symbols in the book on a daily basis.

- If minimum quantity ("MinQty") present, must be less than or equal to 100 shares.

- Not be an IOC Order.

- Rate will be calculated retroactively on all shares traded for that calendar month.
- If a Subscriber is live for a symbol in both Midpoint and ASPEN Fee/Fee, it will count twice for purposes of qualifying for the Active Order Incentive.

Trading in ASPEN Maker/Taker, ASPEN Taker/Maker and Hosted Pools will not be taken into account for purposes of qualifying for the Subscriber Fee Discount. If a Subscriber qualifies for a Subscriber Fee Discount, the pricing will apply to their trading activity in both the Midpoint book and ASPEN Fee/Fee book. The ATS can offer the Subscriber Fee Discount to allow new Subscribers to receive the Subscriber Fee Discount and pay the lowest fee charged to any existing Subscriber based on the above criteria.